

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Christopher Bunka
Chairman and Chief Executive Officer
Lexaria Bioscience Corp.
#100 – 740 McCurdy Road
Kelowna, British Columbia VIX 2P7

> **Re: Lexaria Bioscience Corp.**
> **Registration Statement on Form S-1**
> **Filed March 12, 2024**
> **File No. 333-277863**

Dear Christopher Bunka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman